

Mail Stop 3720

June 3, 2010

Mr. Michael P. Huseby
Chief Financial Officer
Cablevision Systems Corporation
CSC Holdings, LLC
1111 Stewart Avenue
Bethpage, NY 11714

> **RE:** **Cablevision Systems Corporation**
> **CSC Holdings, LLC**
> **Form 10-K for the year ended December 31, 2009**
>
> **Form 10-Q for the fiscal quarter ended March 31, 2010**
> **File No. 1-14764 and 1-9046**

Dear Mr. Huseby:

We have reviewed your supplemental response letter dated May 5, 2010 as well as your filing and have the following comments.

Form 10-K for the year ended December 31, 2009

Critical Accounting Policies, page 53

1. We note your response to our prior comment two. In this regard, please tell us and disclose in detail how your cable television franchises indefinite-lived intangible assets are tested for impairment and refer to your basis in the accounting literature. Include in your response the methodology used to determine fair value.

*   *   *   *

Cablevision System Corporation
CSC Holdings, LLC
June 3, 2010
Page 2

       Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                              Sincerely,

                                              Larry Spirgel
                                              Assistant Director